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                                                  Cray Inc.
                                                  Corporate Headquarters
                                                  411 First Avenue S., Suite 600
                                                  Seattle, WA  98104-2860  USA
                                                  tel (206) 701-2000
                                                  fax (206) 701-2500
                                                  www.cray.com

                                                  January 25, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:     Ms. Barbara C. Jacobs, Assistant Director

        Re:    Cray Inc.
               Post-Effective Amendment No. 1
               to Form S-3 Registration Statement
               File No. 333-123135

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cray Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of Post-Effective Amendment No. 1, including the exhibits filed therewith (the "Post-Effective Amendment"), to the Company's Form S-3 Registration Statement (File No. 333-123135) (the "Registration Statement"). The Post-Effective Amendment was filed by the Company on October 17, 2005.

        The Company requests withdrawal of the Post-Effective Amendment because, pursuant to Rule 424(b)(7) and Rule 430B(d), the Company on January 20, 2006, filed a supplement to the prospectus contained in the Registration Statement which updates information regarding the selling securityholders and makes the Post-Effective Amendment unnecessary.

        If you have any questions or require anything further in connection with this request, please call the undersigned at 206-701-2000 or L. John Stevenson, Jr. at 206-386-7603 or Benjamin F. Stephens at 206-386-7675 of Stoel Rives LLP, outside counsel to the Company.

                                    Cray Inc.


                                    By:  /s/ Kenneth W. Johnson
                                         -------------------------
                                         Kenneth W. Johnson
                                         Senior Vice President and
                                         General Counsel